Exhibit 99.1

Bradley Pharmaceuticals, Inc. (NYSE: BDY) was founded in 1985 as a specialty pharmaceutical company and markets to niche physician specialties in the U.S. and 38 international markets. Bradley’s success is based upon the strategy of Acquire, Enhance and Grow; Enhancing product acquisitions with improved formulations and effective marketing strategies. Based upon this proven success, the Company is now expanding to a strategy to improve and expand product offerings, strengthen our financial profile, increase alignment with shareholders’ interests and focus intensely on operations. These initiatives underscore the Company’s continuing commitment to build long-term shareholder value. Bradley Pharmaceuticals is comprised of Doak Dermatologics, specializing in therapies for dermatology and podiatry; Kenwood Therapeutics, providing gastroenterology, respiratory and other internal medicine brands; and A. Aarons, which markets authorized generic versions of Doak and Kenwood therapies.

Please visit Bradley Pharmaceuticals web site at: www.bradpharm.com

Bradley Pharmaceuticals common stock is listed on the NYSE under the symbol BDY.

For Immediate Release	Contact:	Anthony Griffo Investor Relations Bradley Pharmaceuticals, Inc. 973-882-1505, ext. 313

BRADLEY ISSUES IMPORTANT QUESTIONS
TO BE ANSWERED BY COSTA BRAVA

Fairfield, NJ—October 10, 2006 — Bradley Pharmaceuticals, Inc. (NYSE: BDY) issued the following list of questions the Company feels should be answered by Costa Brava Partnership III, L.P. and Seth Hamot for the benefit of all Bradley shareholders.

Why do Costa Brava Partnership and Seth Hamot:

1.	Claim credit for Bradley’s financial success when our Net Sales were up more than 17% and our Net Income more than 110% for the First Half 2006?

2.	Attack the Board and management of a company that has averaged annual Net Sales growth of 50% since 2000, has posted annual net profits for five consecutive years and whose stock value has significantly out-performed other companies in the specialty pharmaceutical sector for at least the last 12 months?

3.	Claim that a slate of nominees that have no specialty pharmaceutical product marketing experience and virtually no public company Board experience can enhance the performance of Bradley and provide any meaningful oversight? Seth Hamot served as director for only one public company, and that company went bankrupt shortly after he left.

4.	Refuse to recognize and tell you about the success Bradley has had in preserving prescription demand for its brands in light of intense generic competition?

5.	As a small, $125M activist hedge fund with no experience in pharmaceutical product marketing and a questionable track record for increasing shareholder value, believe they can offer direction in the management of a successful specialty pharmaceutical company with a $300M market cap? And why do they believe they should influence funds many times larger and more experienced in investment decisions?

6.	Question Bradley’s need to defend itself from their proxy fight? Comparing the Bradley slate of nominees to Costa Brava’s, how can anyone question whose nominees better serve the interests of our Company and our shareholders?

What about Costa Brava’s past performance should lead shareholders to think it can add value when:

1.	It operates in a financial “black box”, providing almost no information about companies it has invested in and how those companies fared from Costa Brava’s involvement?

2.	It produced lower shareholder value through their involvement and investment in TechTeam Global, Western Power & Equipment, PECO II, PDG Environment, Highway Holding and Orange 21?

3.	In the case of TechTeam Global, the only instance where Costa Brava has succeeded in getting boards, TechTeam stock has lost more than 30% of its value since the agreement in May 2006 to give Costa Brava board presence?

4.	Contrary to the interests of the company and all its shareholders, Costa Brava demanded that Telos Corporation pay millions in dividends and redemptions on preferred shares that Costa Brava held when such a payment would be difficult, if not impossible, given that company’s fragile financial position?

Why hasn’t Costa Brava and Seth Hamot acknowledged that:

1.	If any of their proposals are accepted, they are going to seek to charge our shareholders for fees they have incurred during their proxy fight? Will they charge more than the $600,000 they charged TechTeam Global for similar actions that resulted in a loss for TechTeam in the quarter and a significant loss in stock value?

2.	When their nominees were offered an opportunity to meet with the Bradley Nominating and Corporate Governance Committee, in accordance with the Committee’s charter and the rules of the SEC and NYSE, they terminated all discussions?

3.	The primary occupation for the past seven years of their nominee, Mr. John Ross, has involved residential painting and other construction services, not the pharmaceutical industry at all? And that Mr. Douglas Linton has not been a full-time employee at Cardinal Health for nearly 10 years, a period of tremendous change at Cardinal and the drug industry?

4.	Bradley continues to enhance its corporate governance practices in response to the Company’s dramatic growth in recent years, including in February 2006 adding to our Board Dr. Leonard Jacob, who has more than 28 years of medical and pharmaceutical experience; and Mr. William J. Murphy, CPA, who has more than 30 years of public accounting experience?

5.	The election of Mr. Whitehead, Mr. Stagnaro and Mr. Murphy, as independent directors by holders of our common stock at our Annual Meeting, will further enhance the effectiveness of our Board through their extensive pharmaceutical industry and accounting experience?

6.	With the election of the Bradley board nominees at our Annual Meeting, 7 of the 8 board members will be independent based on every definition of the SEC and NYSE?

We believe that many of the answers to these questions are self-evident and we urge all Bradley stockholders to recognize Costa Brava for what it is – a small hedge fund that serves its own self-interest. Their track record is clear and there is no reason to believe Costa Brava and Seth Hamot would act differently in their interactions with Bradley, at the expense of all Bradley shareholders.

We ask that you support the Bradley Board of Directors and Management Team in continuing their long-standing record of accomplishment. We ask you to support the Bradley nominated Board and Management Team by voting and returning the WHITE proxy card.

If your shares are registered in your own name, please sign, date and mail the enclosed WHITE proxy card to Georgeson, Inc. in the self-addressed, stamped envelope provided.

If your shares are held in the name of a brokerage firm, bank nominee or other institution, please sign, date and mail the enclosed WHITE proxy card in the self-addressed, stamped envelope provided.

YOU MAY ALSO CAST YOUR VOTE USING YOUR TOUCH TONE PHONE OR VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON YOUR WHITE PROXY CARD.

After signing the enclosed WHITE proxy card, do not sign or return any proxy card sent to you by Costa Brava Partnership III L.P. Remember - only your latest dated proxy will determine how your shares are to be voted at the meeting.

If you have any questions or need assistance in voting your shares, please contact our proxy solicitor.

Georgeson, Inc.
17 State Street, 10th Floor
New York, NY 10004
Banks and Brokers (212) 440-9800
Stockholders Call Toll-Free (866) 856-2826

The Company’s Annual Meeting of Stockholders is scheduled for Thursday, October 26, 2006 at 9:00 a.m. Eastern Time, at the offices of Morrison & Foerster LLP in New York City. Bradley strongly urges stockholders to return their signed WHITE proxy card and to elect the Company’s slate of directors and reject the Costa Brava/Hamot proposals. The Company strongly urges stockholders not to return any Costa Brava proxy card that they may receive.

Additional Information

On September 29, 2006, Bradley filed with the SEC and began mailing to its stockholders a notice of annual meeting and a definitive proxy statement, together with a WHITE proxy card that can be used to elect our independent director nominees and to vote upon all the proposals expected to be presented at the Annual Meeting. BEFORE MAKING ANY VOTING DECISION, STOCKHOLDERS OF BRADLEY ARE URGED TO READ THE NOTICE OF ANNUAL MEETING AND PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BRADLEY AND THE 2006 ANNUAL MEETING OF STOCKHOLDERS. Stockholders can obtain additional copies of the notice of annual meeting and proxy statement, including the WHITE proxy card, and other documents filed by Bradley with the SEC when they become available, by contacting Bradley at Bradley Pharmaceuticals, Inc., Investor Relations, 383 Route 46 West, Fairfield, NJ 07004-2402, or by telephone at (973) 882-1505, ext. 313. Copies of the proxy materials may also be requested by contacting our proxy solicitor, Georgeson, Inc., toll-free at 1-866-856-2826. In addition, documents filed with the SEC by Bradley are available free of charge at the SEC’s website at www.sec.gov.

Bradley, its directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of Bradley’s security holders in connection with its 2006 Annual Meeting of Stockholders. Stockholders may obtain information regarding the names, affiliations and interests of such individuals in the definitive proxy statement.

Safe Harbor for Forward-Looking Statements

This letter contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that Bradley expects, believes or anticipates will or may occur in the future, such as sales and earnings estimates, other predictions of financial performance, timing of payments on indebtedness, launches by Bradley of new products, market acceptance of Bradley’s products, timing and repurchases of shares of common stock, and the achievement of initiatives to enhance corporate governance and long-term shareholder value. Forward-looking statements are based on Bradley’s experience and perception of current conditions, trends, expected future developments and other factors it believes are appropriate under the circumstances and are subject to numerous risks and uncertainties, many of which are beyond Bradley’s control. These risks and uncertainties include Bradley’s ability to: estimate sales; comply with the restrictive covenants under its credit facility; refinance its credit facility, if necessary; access the capital markets on attractive terms or at all; favorably resolve the pending SEC informal inquiry and file required financial statements with the SEC in a timely manner; remediate its material weaknesses in its internal controls; maintain sales of its products; successfully acquire, develop, integrate, or sell new products, including POLYPHENON(R) E Ointment when and if approved by the FDA and the products incorporating the delivery systems to be developed by Polymer Science; or effectively react to other risks and uncertainties described from time to time in Bradley’s SEC filings, such as fluctuation of quarterly financial results, estimation of product returns, chargebacks, rebates and allowances, concentration of customers, reliance on third party manufacturers and suppliers, litigation or other proceedings (including the pending class action, shareholder derivative lawsuits and controversies or proceedings arising out of the current proxy contest), government regulation, stock price volatility and ability to achieve strategic initiatives to enhance long-term shareholder value. Further, Bradley cannot accurately predict the impact on its business of the approval, introduction, or expansion by competitors of generic or therapeutically equivalent or comparable versions of Bradley’s products or of any other competing products. In addition, actual results may differ materially from those projected. Bradley undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.